                                                            File No. 812-_______

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                APPLICATION FOR AN ORDER of EXEMPTION PURSUANT TO
               SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
               EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS
           OF SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT, AND
                              RULE 22c-1 THEREUNDER

                              --------------------

                 SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY,

                           VARIABLE SEPARATE ACCOUNT,

                    FIRST SUNAMERICA LIFE INSURANCE COMPANY,

                          FS VARIABLE SEPARATE ACCOUNT,

                                       and

                        SUNAMERICA CAPITAL SERVICES, INC.

                              --------------------

             Please send all Communications, Notices and Orders to:

                                  Manda Ghaferi
                  Vice President and Assistant General Counsel
                  SunAmerica Annuity and Life Assurance Company
                               1 SunAmerica Center
                           Los Angeles, CA 90067-6022

                                  July 1, 2011

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION


---------------------------------------------

In the Matter of

SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY
VARIABLE SEPARATE ACCOUNT

1 SunAmerica Center
Los Angeles, CA  90067-6022

FIRST SUNAMERICA LIFE INSURANCE COMPANY          APPLICATION FOR AN ORDER
FS VARIABLE SEPARATE ACCOUNT                     PURSUANT TO SECTION 6(c) OF THE
                                                 INVESTMENT COMPANY ACT OF 1940
One World Financial Center                       EXEMPTING PROPOSED TRANSACTIONS
200 Liberty Street                               FROM THE PROVISIONS OF SECTIONS
New York, New York 10281                         2(a)(32), 22(c) AND 27(i)(2)(A)
                                                 OF THE ACT AND RULE 22C-1
and                                              THEREUNDER

SUNAMERICA CAPITAL SERVICES, INC.

Harborside Financial Center
3200 Plaza 5
Jersey City, New Jersey 07311

Investment Company Act of 1940

File No. 812-______

---------------------------------------------

SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), First SunAmerica Life Insurance Company ("First SunAmerica"), and SunAmerica Capital Services, Inc., ("Distributor"), and Variable Separate Account ("VSA"), FS Variable Separate Account ("FS VSA") (collectively, "Separate Accounts"), and any other separate account of SunAmerica Annuity and First SunAmerica currently existing that will support Future Contracts (as defined below) or any other separate account established in the future by SunAmerica Annuity or First SunAmerica ("Future Separate Accounts") to support Future Contracts, (collectively, "Applicants") hereby apply for an order of the Securities and Exchange Commission (the

"Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), exempting certain proposed transactions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent set out below.


STATEMENT OF FACTS

On May 31, 2011, two initial registration statements on Form N-4 were filed by the Applicants with the Commission in order to register a variable annuity called Polaris Advantage II (the "Contract"). As detailed below, the Contract offers a payment enhancement or "bonus" of up to 7.5% of purchase payments. Applicants have other in--force annuities offering payment enhancements. However, the payment enhancement feature under the Contract is sufficiently different from that offered under the Applicants' other annuities that Applicants are now seeking exemptions with respect to the particular payment enhancement feature under the Contract (the "Payment Enhancements"). In this application, Applicants seek a Commission order allowing them to recapture the Payment Enhancements under the following circumstances: (a) if the Contract is returned during the free look period, Applicants will deduct such Payment Enhancement(s) from the contract value; (b) if the owner's date of death is within 12 months of any Payment Enhancement(s) being credited to the Contract, Applicants will deduct such Payment Enhancement(s) credited within 12 months of the owner's death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit; and/or (c) if the continuing spouse's date of death is within 12 months of any Payment Enhancement(s) being credited to the Contract, Applicants will deduct such Payment Enhancement(s) credited within 12 months of the continuing spouse's death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit payable to the continuing spouse's beneficiary.

The amount recaptured will equal the entire Payment Enhancement amount without adjustment up or down for investment performance. Therefore, the owner will receive any gain on the Payment Enhancement amount that is recaptured and will bear any loss since the amount that is recaptured will equal the amount of the Payment Enhancement. Applicants will recapture the Payment Enhancements in the manner contemplated by the application only with respect to Contracts issued on or after the date that the Commission grants an order under this application.

Applicants seek an order pursuant to Section 6(c) of the Act exempting them from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent necessary to permit Applicants to recapture the Payment Enhancements under the scenarios described above. Applicants request that the order sought herein apply to any Future Separate Account that supports variable annuity contracts offered by Applicants that are substantially similar in all material respects to the Contract (the "Future Contracts"). Applicants request that the order sought herein extend to any future insurance company that will replace SunAmerica Annuity or First SunAmerica in the event of a merger, acquisition by another company, or a name change. Applicants also request that the order extend to any FINRA member broker-dealer controlling, controlled by, or under common control with Applicants, whether existing or created in the future, that serves as a distributor or principal underwriter of the Contract offered through the Separate Accounts or any Future Separate Account ("Broker-Dealers"). Applicants also request that the order extend to broker-dealers that are FINRA-registered and not affiliated with Applicants or the Broker-Dealers (the "Unaffiliated Broker-Dealers"). Each Unaffiliated Broker-Dealer will have entered into a dealer agreement with the Distributor or an affiliate of the Distributor prior to offering the Contract.

DESCRIPTION OF THE CONTRACT

The Contracts are flexible premium deferred variable annuity contracts that are pending registration on Form N-4 (file nos. 333-174625 and 333-174626). Applicants incorporate both Form N-4 registration statements by reference into this application.

Under the Contracts, Applicants will credit a Payment Enhancement to the contract value corresponding to each purchase payment made to the Contract in the first two Contract years. Purchase payments made after the second Contract year will not have a corresponding Payment Enhancement. The Payment Enhancement is calculated as a percentage of each purchase payment received, and is credited upon receipt of the purchase payment. The Payment Enhancement Rate that is credited is the rate in effect for the applicable Payment Enhancement Level at the time of receipt of each purchase payment. The initial Payment Enhancement Level is determined by the amount of the initial purchase payment. The Payment Enhancement Level for subsequent purchase payments is determined by adding the amount of the subsequent purchase payment to the contract value on the day the purchase payment is received. Currently, purchase payments are credited with the Payment Enhancement Rate of up to 7.5%.

SunAmerica Annuity and First SunAmerica will fund Payment Enhancements from their general account assets. Each Payment Enhancement will be allocated to the variable portfolios and available fixed account(s) in the same proportion that the corresponding purchase payment is allocated to such options. The Payment Enhancement Rate currently being offered may increase or decrease by the Applicants at any time for prospectively issued contracts.

The minimum initial purchase payment for the Contract is $25,000, and any additional purchase payment must be at least $500 (except for owners who participate in certain periodic purchase payment programs in which case, the minimum purchase payment must be at least $100). The maximum issue age for the Contract is 80, meaning that (i) the owner must be 80 or younger or (ii) for a Contract that is non-natural owned, the annuitant must be 80 or younger.

The annualized Separate Account expense is 1.90% of the average daily ending net asset value allocated to the Variable Portfolios for contract years 1-9, reducing to 1.30% after the 9th contract anniversary. There is a maintenance fee equal to $50 which is assessed annually on the Contract's anniversary date, and is currently waived for Contracts of $75,000 or more. There is no fee with respect to the first 15 transfers in a contract year, but after the 15th such transfer, a fee of $25 per transfer is currently imposed ($25 maximum). There is a contingent deferred sales charge ("Withdrawal Charge") under the Contract, the amount of which is based on the number of years that have elapsed since the receipt date of each purchase payment. The Withdrawal Charge is equal to 9%, 9%, 8%, 8%, 7%, 6%, 5%, 4%, 3%, 0% beginning in year 1, and ending with no Withdrawal Charge in year 10 and later for each purchase payment. No Withdrawal Charge is imposed on the portion of a withdrawal that can be taken as part of the free withdrawal feature of the Contract. The maximum free withdrawal amount available in each year is equal to the greater of 10% of all purchase payments that are subject to a Withdrawal Charge and not yet withdrawn or a maximum annual withdrawal amount available if a living benefit feature has been elected. No Withdrawal Charge is imposed in any situation in which Applicants intends to recapture a Payment Enhancement.

An owner may elect one of two optional living benefits: the SunAmerica Income Plus, which offers a stream of guaranteed lifetime income based on an income base which locks in the greater of either a higher anniversary value, or an annual 6% Income Credit during the first 12 years; or the SunAmerica Income Builder which offers a stream of guaranteed lifetime income based on an income base which locks in the greater of a highest anniversary value, or an annual 8% Income Credit during the first 12 years. The initial annual fee for SunAmerica Income Plus and

SunAmerica Income Builder for one covered person is 1.10% and for two covered persons is 1.35%. An owner will receive the standard death benefit for no additional fee or may elect the optional Maximum Anniversary Value death benefit for a fee of 0.25% of the average daily net asset value allocated to the portfolios. Applicants may add other optional living and death benefits to the Contract in the future.

In addition to the optional living benefits and death benefit, the Contract offers several optional administrative features at no additional cost such as automatic asset rebalancing, systematic withdrawals, dollar cost averaging, nursing home waiver, and spousal continuation with death benefit step-up.

The Contract offers variable portfolios and fixed account(s). At present, the Contract offers portfolios of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust. Under the Contract, Applicants reserve the right to offer new variable portfolios or stop offering existing variable portfolios. New variable portfolios may be made available to existing owners and variable portfolios may be closed to new or subsequent purchase payments, transfers or allocations. In addition, Applicants may also liquidate the shares of any variable portfolio, substitute the shares of one underlying fund held by a variable portfolio for another and/or merge variable portfolios or cooperate in a merger of underlying funds (subject to Commission approval).

An owner can annuitize the Contract using available fixed and/or variable annuity income payment options. Those annuity payment options include life income; life income with 10 or 20 year period certain; or income for only a period certain (5-30 years); joint and survivor life income; joint and survivor life income with 10 or 20 year period certain. Generally, the latest annuitization date is the first business day of the month following the annuitant's 95th birthday.

With respect to Contracts issued on or after the date of the Commission order under this application, Applicants wish to recapture the full amount of any Payment Enhancement(s) as described above.

APPLICANT'S LEGAL ANALYSIS

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request that the Commission, pursuant to Section 6(c) of the Act, issue an order to the extent necessary to permit the recapture of Payment Enhancements under the circumstances described above. Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants submit that the recapture of the Payment Enhancements will not raise concerns under Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder. The Payment Enhancements will be recaptured only under the circumstances described above. The amounts recaptured equal the Payment Enhancements provided by SunAmerica Annuity and First SunAmerica from its own general account assets. When SunAmerica Annuity and First SunAmerica recapture the Payment Enhancement, it is merely retrieving SunAmerica Annuity's and First SunAmerica's own assets, and the owner has not been deprived of a proportionate share of the Separate Accounts' assets, because his or her interest in the Payment Enhancement amount has not vested. With respect to a Payment Enhancement recaptured upon the exercise of the free look of the Contract, it would be unfair to allow an owner exercising that privilege to retain the Payment Enhancement under a Contract that has been returned for a refund after a period of only a few days. If Applicants could not deduct the Payment Enhancement from the amount returned to an individual during the free look period, an individual could purchase a Contract with no intention of retaining it, and simply return it for a quick profit. If the Contract is returned during the free look period, Applicants also note that the individual is entitled to retain any investment gain attributable to the Payment Enhancement, even if the Payment Enhancement is deducted. Furthermore, the recapture of the Payment Enhancement if the owner's death occurs within 12 months after receipt of a Payment Enhancement, is designed to provide Applicants with a measure of protection against "anti-selection." The risk is that an owner, with full knowledge of impending death or serious illness, will make very large payments to the Contract which could result in significant financial exposure to the Applicants.

Applicants submit that the provisions for recapture of the Payment Enhancement do not, and any such Future Contract provisions will not, violate Sections 2(a)(32) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, and that the relief requested is consistent with the exemptive relief provided under Commission precedent. See, e.g., Prudential Annuities Life Assurance Corporation et al., Investment Company Act Release Nos. 28354 (August 8, 2008) and 28373 (September 3, 2008) (order granting recapture of credits applied to purchase payments); Minnesota Life Insurance Company et al., Investment Company Act Release Nos. 27960 (August 30, 2007) and 27979 (September 25, 2007) (order granting recapture of certain credit enhancements); and Merrill Lynch Life Insurance Group, Investment Company Act Release Nos. 26712 (December 21, 2004) and 26726 (January 21, 2005) (order).

The recapture of a Payment Enhancement could be viewed as involving the redemption of redeemable securities for a price other than one based on the current net asset value of a Separate Account. The recapture of the Payment Enhancement does not involve either of the harmful issues that Rule 22c-1 was intended to address, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or redemption or repurchase at a price above it, and
(ii) other unfair results, including speculative trading practices.

Applicants assert that the proposed recapture of the Payment Enhancement does not pose a threat of dilution. To effect a recapture of a Payment Enhancement, interests in an owner's contract will be redeemed at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the Payment Enhancement that Applicants paid out of its general account assets. Although the owner will be entitled to retain any investment gain attributable to a Payment Enhancement, the amount of that gain will be determined on the basis of current net asset value. Similarly, the owner will bear any loss if investment performance declines since the amount that is recaptured will equal the amount of the Payment Enhancement. Therefore, no dilution will occur upon the recapture of a Payment Enhancement.

Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of a Payment Enhancement because the pricing of the bonus recapture will occur on the basis of the net asset value calculated in accordance with Rule 22c-1 on the date of the recapture.

Applicants submit that their request for an order that applies to any Separate Account or any Future Separate Account established by SunAmerica Annuity and First SunAmerica in connection with the issuance of Contracts and Future Contracts, and underwritten or distributed by the Distributor or other broker-dealers, is appropriate in the public interest. Applicants request that the order sought herein extend to any future insurance company that will replace SunAmerica Annuity or First SunAmerica in the event of a merger, acquisition by another company, or a name change. Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants' resources. Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in this application. Having Applicants file additional applications would impair Applicants' ability effectively to take advantage of business opportunities as they arise.

Applicants undertake that Future Contracts funded by Separate Accounts or by Future Separate Accounts that seek to rely on the order issue pursuant to the application will be substantially similar to the Contracts in all material respects.

All requirements of the articles and by-laws of SunAmerica Annuity and First SunAmerica have been complied with in connection with the execution and filing of this application. SunAmerica Annuity and First SunAmerica have authorized its proper officers to sign and file an application, including any amendment thereto, for an order under Section 6(c) permitting the recapture of the Payment Enhancement under the circumstances described herein. Similarly, with respect to the Distributor, resolutions adopting the by-laws authorize any and all actions that proper officers may deem necessary, as well as the making, executing and delivering of all instruments in the name of and on behalf of the Distributor.

CONCLUSION

Applicants submit that their request for an order meets the standards set out in
Section 6(c) of the Act and that an order should, therefore, be granted.

                                   Exhibit A-2

                                  VERIFICATION


CITY OF LOS ANGELES                     :
                                        :  ss:
STATE OF CALIFORNIA                     :


         The undersigned being duly sworn, deposes and says that she has executed the attached Application, dated July 1, 2011, for and on behalf of SunAmerica Annuity and Life Assurance Company and Variable Separate Account, First SunAmerica Life Insurance Company and FS Variable Separate Account, that she is the Senior Vice President and General Counsel of SunAmerica Annuity and Life Assurance Company and First SunAmerica Life Insurance Company and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                       /s/ Mallary L. Reznik
                                       -----------------------------------------
                                       Mallary L. Reznik,
                                       General Counsel and Senior Vice President

Subscribed and sworn to
(or affirmed) before me a Notary Public
on this 1st day of July, 2011 by
Mallary L. Reznik, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

/s/ Sumaiya Yusuf
-----------------------------------------
Notary Public
State of California
My Commission Expires: November 8, 2013
                      -------------------

                                  VERIFICATION


CITY OF LOS ANGELES                     :
                                        :  ss:
STATE OF CALIFORNIA                     :


         The undersigned being duly sworn, deposes and says that she has executed the attached Application, dated July 1, 2011, for and on behalf of SunAmerica Capital Services, Inc., that she is the Secretary of SunAmerica Capital Services, Inc., and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

                                       /s/ Mallary L. Reznik
                                       -----------------------------------------
                                       Mallary L. Reznik, Secretary and
                                       Vice President

Subscribed and sworn to
(or affirmed) before me a Notary Public
on this 1st day of July, 2011 by
Mallary L. Reznik, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

/s/ Sumaiya Yusuf
-----------------------------------------
Notary Public
State of California
My Commission Expires: November 8, 2013
                      -------------------

                                    EXHIBIT B

                         PROPOSED NOTICE OF APPLICATION

                  U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)

                 [RELEASE NO. IC- ______; FILE NO. 812- _______]

  SUNAMERICA ANNUITY AND LIFE ASSURANCE COMPANY, ET AL.; NOTICE OF APPLICATION

Date:  ______________, 2011

ACTION: Notice of application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the "Act") granting exemptions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22 c-1 thereunder.

APPLICANTS: SunAmerica Annuity and Life Assurance Company ("SunAmerica Annuity"), First SunAmerica Life Insurance Company ("First SunAmerica"), and SunAmerica Capital Services, Inc., ("Distributor"), and Variable Separate Account ("VSA"), FS Variable Separate Account ("FS VSA") (collectively, "Separate Accounts"), and any other separate account of SunAmerica Annuity and First SunAmerica currently existing that will support Future Contracts (as defined below) or any other separate account established in the future by SunAmerica Annuity or First SunAmerica ("Future Separate Accounts") to support Future Contracts, (collectively, "Applicants").

SUMMARY OF APPLICATION: Applicants seek an order (described below) to permit the recapture of Payment Enhancement amounts under the circumstances specified herein.

FILING DATE: The application was filed on _______, 2011.

HEARING OR NOTIFICATION OF HEARING: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on _________, 2011, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a Certificate of Service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the SEC.

ADDRESSES: Secretary, SEC, 100 F Street, NE, Washington, DC 20549. Applicants, c/o SunAmerica Annuity and Life Assurance Company, 1 SunAmerica Center, Los Angeles, California 90067-6022, Attn: Manda Ghaferi, Esq.

FOR FURTHER INFORMATION CONTACT: Michelle Roberts, Staff Attorney, or Joyce Pickholz, Branch Chief, at (202) ______, Office of Insurance Products, Division of Investment Management.

SUPPLEMENTARY INFORMATION: The following is a summary of the Application. The complete Application is available for a fee from the SEC's Public Reference Branch, 100 F Street, NE, Washington, DC 20549.

APPLICANTS' REPRESENTATIONS

1. On May 31, 2011, two initial registration statements on Form N-4 were filed by the Applicants with the Commission in order to register a variable annuity called Polaris Advantage II (the "Contract"). As detailed below, the Contract offers a payment enhancement or "bonus" of up to 7.5% of purchase payments. Applicants have other in--force annuities offering payment enhancements. However, the payment enhancement feature under the Contract is sufficiently different from that offered under the Applicants' other annuities that Applicants are now seeking exemptions with respect to the particular payment enhancement feature under the Contract (the "Payment Enhancements"). Applicants seek a Commission order allowing them to recapture the Payment Enhancements under the following circumstances: (a) if the Contract is returned during the free look period, Applicants will deduct such Payment Enhancement(s) from the contract value; (b) if the owner's date of death is within 12 months of any Payment Enhancement(s) being credited to the Contract, Applicants will deduct such Payment Enhancement(s) credited within 12 months of the owner's death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit; and/or (c) if the continuing spouse's date of death is within 12 months of any Payment Enhancement(s) being credited to the Contract, Applicants will deduct such Payment Enhancement(s) credited within 12 months of the continuing spouse's death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit payable to the continuing spouse's beneficiary.

2. The amount recaptured will equal the entire Payment Enhancement amount without adjustment up or down for investment performance. Therefore, the owner will receive any gain on the Payment Enhancement amount that is recaptured and will bear any loss since the amount that is recaptured will equal the amount of the Payment Enhancement. Applicants will recapture the Payment Enhancements in the manner contemplated by the application only with respect to Contracts issued on or after the date that the Commission grants an order under this application.

3. Applicants seek an order pursuant to Section 6(c) of the Act exempting them from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent necessary to permit Applicants to recapture the Payment Enhancements under the scenarios described above. Applicants request that the order sought herein apply to any Future Separate Account that supports variable annuity contracts offered by Applicants that are substantially similar in all material respects to the Contract (the "Future Contracts"). Applicants request that the order sought herein extend to any future insurance company that will replace SunAmerica Annuity or First SunAmerica in the event of a merger, acquisition by another company, or a name change. Applicants also request that the order extend to any FINRA member broker-dealer controlling, controlled by, or under common control with Applicants, whether existing or created in the future, that serves as a distributor or principal underwriter of the Contract offered through the Separate Accounts or any Future Separate Account ("Broker-Dealers"). Applicants also request that the order extend to broker-dealers that are FINRA-registered and not affiliated with Applicants or the Broker-Dealers (the "Unaffiliated Broker-Dealers"). Each Unaffiliated Broker-Dealer will have entered into a dealer agreement with the Distributor or an affiliate of the Distributor prior to offering the Contract.

DESCRIPTION OF THE CONTRACT

1. The Contracts are flexible premium deferred variable annuity contracts that are pending registration on Form N-4 (file nos. 333-174625 and 333-174626). Applicants incorporate both Form N-4 registration statements by reference into this application.

2. Under the Contracts, Applicants will credit a Payment Enhancement to the contract value corresponding to each purchase payment made to the Contract in the first two Contract years. Purchase payments made after the second Contract year will not have a corresponding Payment Enhancement. The Payment Enhancement is calculated as a percentage of each purchase payment received, and is credited upon receipt of the purchase payment. The Payment Enhancement Rate that is credited is the rate in effect for the applicable Payment Enhancement Level at the time of receipt of each purchase payment. The initial Payment Enhancement Level is determined by the amount of the initial purchase payment. The Payment Enhancement Level for subsequent purchase payments is determined by adding the amount of the subsequent purchase payment to the contract value on the day the purchase payment is received. Currently, purchase payments are credited with the Payment Enhancement Rate of up to 7.5%.

3. SunAmerica Annuity and First SunAmerica will fund Payment Enhancements from their general account assets. Each Payment Enhancement will be allocated to the variable portfolios and available fixed account(s) in the same proportion that the corresponding purchase payment is allocated to such options. The Payment Enhancement Rate currently being offered may increase or decrease by the Applicants at any time for prospectively issued contracts.

4. The minimum initial purchase payment for the Contract is $25,000, and any additional purchase payment must be at least $500 (except for owners who participate in certain periodic purchase payment programs in which case, the minimum purchase payment must be at least $100). The maximum issue age for the Contract is 80, meaning that (i) the owner must be 80 or younger or (ii) for a Contract that is non-natural owned, the annuitant must be 80 or younger.

5. The annualized Separate Account expense is 1.90% of the average daily ending net asset value allocated to the Variable Portfolios for contract years 1-9, reducing to 1.30% after the 9th contract anniversary. There is a maintenance fee equal to $50 which is assessed annually on the Contract's anniversary date, and is currently waived for Contracts of $75,000 or more. There is no fee with respect to the first 15 transfers in a contract year, but after the 15th such transfer, a fee of $25 per transfer is currently imposed ($25 maximum). There is a contingent deferred sales charge ("Withdrawal Charge") under the Contract, the amount of which is based on the number of years that have elapsed since the receipt date of each purchase payment. The Withdrawal Charge is equal to 9%, 9%, 8%, 8%, 7%, 6%, 5%, 4%, 3%, 0% beginning in year 1, and ending with no Withdrawal Charge in year 10 and later for each purchase payment. No Withdrawal Charge is imposed on the portion of a withdrawal that can be taken as part of the free withdrawal feature of the Contract. The maximum free withdrawal amount available in each year is equal to the greater of 10% of all purchase payments that are subject to a Withdrawal Charge and not yet withdrawn or a maximum annual withdrawal amount available if a living benefit feature has been elected. No Withdrawal Charge is imposed in any situation in which Applicants intends to recapture a Payment Enhancement.

6. An owner may elect one of two optional living benefits: the SunAmerica Income Plus, which offers a stream of guaranteed lifetime income based on an income base which locks in the greater of either a higher anniversary value, or an annual 6% Income Credit during the first 12 years; or the SunAmerica Income Builder which offers a stream of guaranteed lifetime income



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based on an income base which locks in the greater of a highest anniversary value, or an annual 8% Income Credit during the first 12 years. The initial annual fee for SunAmerica Income Plus and SunAmerica Income Builder for one covered person is 1.10% and for two covered persons is 1.35%. An owner will receive the standard death benefit for no additional fee or may elect the optional Maximum Anniversary Value death benefit for a fee of 0.25% of the average daily net asset value allocated to the portfolios. Applicants may add other optional living and death benefits to the Contract in the future.

7. In addition to the optional living benefits and death benefit, the Contract offers several optional administrative features at no additional cost such as automatic asset rebalancing, systematic withdrawals, dollar cost averaging, nursing home waiver, and spousal continuation with death benefit step-up.

8. The Contract offers variable portfolios and fixed account(s). At present, the Contract offers portfolios of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust. Under the Contract, Applicants reserve the right to offer new variable portfolios or stop offering existing variable portfolios. New variable portfolios may be made available to existing owners and variable portfolios may be closed to new or subsequent purchase payments, transfers or allocations. In addition, Applicants may also liquidate the shares of any variable portfolio, substitute the shares of one underlying fund held by a variable portfolio for another and/or merge variable portfolios or cooperate in a merger of underlying funds (subject to Commission approval).

9. An owner can annuitize the Contract using available fixed and/or variable annuity income payment options. Those annuity payment options include life income; life income with 10 or 20 year period certain; or income for only a period certain (5-30 years); joint and survivor life income; joint and survivor life income with 10 or 20 year period certain. Generally, the latest annuitization date is the first business day of the month following the annuitant's 95th birthday.

10. With respect to Contracts issued on or after the date of the Commission order under this application, Applicants wish to recapture the full amount of any Payment Enhancement(s) as described above.

APPLICANT'S LEGAL ANALYSIS

1. Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request that the Commission, pursuant to Section 6(c) of the Act, issue an order to the extent necessary to permit the recapture of Payment Enhancements under the circumstances described above. Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2. Applicants submit that the recapture of the Payment Enhancements will not raise concerns under Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder. The Payment Enhancements will be recaptured only under the circumstances described above. The amounts recaptured equal the Payment Enhancements provided by SunAmerica Annuity and



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First SunAmerica from its own general account assets. When SunAmerica Annuity and First SunAmerica recapture the Payment Enhancement, it is merely retrieving SunAmerica Annuity's and First SunAmerica's own assets, and the owner has not been deprived of a proportionate share of the Separate Accounts' assets, because his or her interest in the Payment Enhancement amount has not vested. With respect to a Payment Enhancement recaptured upon the exercise of the free look of the Contract, it would be unfair to allow an owner exercising that privilege to retain the Payment Enhancement under a Contract that has been returned for a refund after a period of only a few days. If Applicants could not deduct the Payment Enhancement from the amount returned to an individual during the free look period, an individual could purchase a Contract with no intention of retaining it, and simply return it for a quick profit. If the Contract is returned during the free look period, Applicants also note that the individual is entitled to retain any investment gain attributable to the Payment Enhancement, even if the Payment Enhancement is deducted. Furthermore, the recapture of the Payment Enhancement if the owner's death occurs within 12 months after receipt of a Payment Enhancement, is designed to provide Applicants with a measure of protection against "anti-selection." The risk is that an owner, with full knowledge of impending death or serious illness, will make very large payments to the Contract which could result in significant financial exposure to the Applicants.

3. Applicants submit that the provisions for recapture of the Payment Enhancement do not, and any such Future Contract provisions will not, violate Sections 2(a)(32) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, and that the relief requested is consistent with the exemptive relief provided under Commission precedent. See, e.g., Prudential Annuities Life Assurance Corporation et al., Investment Company Act Release Nos. 28354 (August 8, 2008) and 28373 (September 3, 2008) (order granting recapture of credits applied to purchase payments); Minnesota Life Insurance Company et al., Investment Company Act Release Nos. 27960 (August 30, 2007) and 27979 (September 25, 2007) (order granting recapture of certain credit enhancements); and Merrill Lynch Life Insurance Group, Investment Company Act Release Nos. 26712 (December 21, 2004) and 26726 (January 21, 2005) (order).

4. The recapture of a Payment Enhancement could be viewed as involving the redemption of redeemable securities for a price other than one based on the current net asset value of a Separate Account. The recapture of the Payment Enhancement does not involve either of the harmful issues that Rule 22c-1 was intended to address, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or redemption or repurchase at a price above it, and
(ii) other unfair results, including speculative trading practices.

5. Applicants assert that the proposed recapture of the Payment Enhancement does not pose a threat of dilution. To effect a recapture of a Payment Enhancement, interests in an owner's contract will be redeemed at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the Payment Enhancement that Applicants paid out of its general account assets. Although the owner will be entitled to retain any investment gain attributable to a Payment Enhancement, the amount of that gain will be determined on the basis of current net asset value. Similarly, the owner will bear any loss if investment performance declines since the amount that is recaptured will equal the amount of the Payment Enhancement. Therefore, no dilution will occur upon the recapture of a Payment Enhancement.

6. Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of a Payment Enhancement because the pricing of the bonus



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

recapture will occur on the basis of the net asset value calculated in accordance with Rule 22c-1 on the date of the recapture.

7. Applicants submit that their request for an order that applies to any Separate Account or any Future Separate Account established by SunAmerica Annuity and First SunAmerica in connection with the issuance of Contracts and Future Contracts, and underwritten or distributed by the Distributor or other broker-dealers, is appropriate in the public interest. Applicants request that the order sought herein extend to any future insurance company that will replace SunAmerica Annuity or First SunAmerica in the event of a merger, acquisition by another company, or a name change. Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants' resources. Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in this application. Having Applicants file additional applications would impair Applicants' ability effectively to take advantage of business opportunities as they arise.

8. Applicants undertake that Future Contracts funded by Separate Accounts or by Future Separate Accounts that seek to rely on the order issue pursuant to the application will be substantially similar to the Contracts in all material respects.

9. All requirements of the articles and by-laws of SunAmerica Annuity and First SunAmerica have been complied with in connection with the execution and filing of this application. SunAmerica Annuity and First SunAmerica have authorized its proper officers to sign and file an application, including any amendment thereto, for an order under Section 6(c) permitting the recapture of the Payment Enhancement under the circumstances described herein. Similarly, with respect to the Distributor, resolutions adopting the by-laws authorize any and all actions that proper officers may deem necessary, as well as the making, executing and delivering of all instruments in the name of and on behalf of the Distributor.

CONCLUSION

     Applicants submit that their request for an order meets the standards set out in Section 6(c) of the Act and that an order should, therefore, be granted.

     For the Commission, by the Division of Investment Management under delegated authority.



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